Filed by Rotor Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rotor Acquisition Corp.

Commission File No.: 001-39897

On September 13, 2021, Sarcos Corp. distributed the following publication via a direct mailing list. The text from each of the articles, and transcripts for each of the interviews, are available further below.

Sarcos Robotics in the News

Sarcos Robotics is a leader in industrial robotic systems that augment human performance by combining human intelligence, instinct, and judgment with the strength, endurance, and precision of machines to enhance employee safety and productivity. Leveraging more than 30 years of research and development, Sarcos’ mobile robotic systems, including the Guardian® S, Guardian® GT, and Guardian® XO®, are revolutionizing the future of work wherever physically demanding work is done. Based in Salt Lake City, Utah, and backed by Caterpillar Venture Capital, Delta Air Lines, GE Ventures, Microsoft, and Schlumberger. Below is a list of videos, articles and podcasts where the company has been mentioned.

On April 6, 2021, Sarcos announced that it will become publicly listed through a merger transaction with Rotor Acquisition Corp. (NYSE: ROT.U, ROT, and ROT WS) (“Rotor”), a publicly-traded special purpose acquisition company. The transaction is expected to close in the third quarter of 2021, at which point the combined company’s common stock is expected to trade on Nasdaq under the ticker symbol STRC. Since a number of these items were published, Sarcos announced that, due to the pandemic impact on supply chain and staffing, they now anticipate that the Guardian XO and the Guardian XT will be commercially available by the end of 2022.

For more information on the transaction or to speak with company management, please email mailto:STRC@mzgroup.us or call Chris Tyson @ 949-491-8235. Full details of the transaction can also be found on the company’s investors relations website here.

SARCOS
Enabling the Industrial Workforce
of the Future Through Robotics

•	Benzinga’s Shivdeep Dhaliwal interviews Sarcos Robotics CEO Ben on whether Tesla is late to The Robotics party, AI utility in repetitive vs. dynamic tasks and more. Read the interview here.
•	Sarcos Robotics CEO Ben Wolff tells Josh Fineman of Seeking Alpha that the Company remains on target to go public through SPAC merger and commercialization in 2022. Read the interview here.
•

Sarcos Robotics CEO Ben Wolff joins Jill Malandrino on Nasdaq #TradeTalks to discuss enabling the industrial workforce through the future of robotics and why the company is accessing the capital markets via a SPAC. Watch the interview here.

•

Mitch Hoch and Spencer Israel talk with Sarcos Robotics CEO Ben Wolff about the company’s history and Guardian XO Exoskeleton on SPACs Attack. Watch the interview here and read the accompanying article here. The discussion of Sarcos (including Ben’s interview) begins at around 12 minutes and ends at around 49 minutes.

•

Sarcos Robotics Corp CEO Ben Wolff tells Proactive Investors Christine Corrado the Utah-based wearable robotics manufacturer is merging with a SPAC Rotor Acquisition Corp., aiming to use the $496 million it will close towards building its robotic fleet and provide the machines to its customers through a Robotics as-a-Service solution Watch the interview here.

Industry News

•	Fierce Electronics: Robot reality: Tesla faces tough task with humanoid robot
•	ZDNet: Robotic avatar may see commercialization soon
•	Fierce Electronics: Sarcos touts field demos of Guardian XT robot
•	Nuclear Engineering International: Innovation snakes its way into the core of nuclear culture
•	The Robot Report: https://www.therobotreport.com/sarcos-robotics-and-t-mobile-partnership-enables-real-time-control-over-5g/

About Sarcos Robotics

Sarcos Robotics is a leader in industrial robotic systems that augment human performance by combining human intelligence, instinct, and judgment with the strength, endurance, and precision of machines to enhance employee safety and productivity. Leveraging more than 30 years of research and development, Sarcos’ mobile robotic systems, including the Guardian® S, Guardian® GT, Guardian® XO®, and Guardian® XT™, are designed to revolutionize the future of work wherever physically demanding work is done. Sarcos is based in Salt Lake City, Utah, and backed by Caterpillar Venture Capital Inc., Delta Air Lines, GE Ventures, Microsoft, and Schlumberger. For more information, please visit www.sarcos.com.

On April 6, 2021, Sarcos announced that it will become publicly listed through a merger transaction with Rotor Acquisition Corp. (NYSE: ROT.U, ROT, and ROT WS) (“Rotor”), a publicly-traded special purpose acquisition company. The transaction is expected to close in the third quarter of 2021, at which point the combined company’s common stock is expected to trade on Nasdaq under the ticker symbol STRC.

Contact:

Sarcos Robotics

Ben Mimmack

Director of Investor Relations

(801) 419-0438

pr@sarcos.com
ir@sarcos.com

MZ Group

Chris Tyson

Executive Vice President

MZ Group – MZ North America

(949) 491-8235

STRC@mzgroup.us

Please click here to unsubscribe from future emails.

Benzinga, EXCLUSIVE: Sarcos CEO On Whether Tesla Is Late To The Robotics Party, AI Utility In Repetitive Vs. Dynamic Tasks And More

Ben Wolff, Chairman and CEO of Sarcos Robotics, a maker of robotic exoskeletons that is set to go public in a SPAC merger with Rotor Acquisition Corp  soon, talked with Benzinga about industrial robots and the relevance of Tesla Inc’s  foray into the industry.

Exoskeletons Or Full On Bots: Fictional machines — like Tony Stark's exoskeleton from "Iron Man" and the B-9 Robot from “Lost in Space” — are getting closer to reality, but which one is a better approach when it comes to removing humans from dangerous, repetitive, and boring tasks?

Sarcos’ industrial exoskeletons, for one, are specifically designed to undertake work that isn’t repetitive in nature. “We focus on tasks that are diverse and dynamic in nature, where human judgment, wisdom and intuition are important to getting the job done, all while reducing the risk of human injury or death,” Wolff told Benzinga.

Recently, Tesla CEO Elon Musk announced that the automaker was foraying into making Tesla Bots — humanoid robots that utilize the same software used in the company’s self-driving system. The robot’s prototype is expected next year.

Wolff said that autonomous walking robots are far more complex than even self-driving cars, which are yet to “come on the scene.”

“Self-driving cars have ‘the rules of the road’ that constrain the data sets they have to deal with, but autonomous humanoid robots have no ‘rules’ that limit the variables they would have to deal with,” he said.

Don't Bet Against Musk:  Wolff is not dismissive of humanoid robots and accepts that they have a place. As for Musk, the Sarcos CEO appreciates his ability to “identify huge market opportunities.”

“It often takes longer than [Musk] predicts. Still, he has proven it isn’t wise to bet against him,” said Wolff.

Expressing agreement on Musk’s case for robotic systems, Wolff said that Sarcos was combining the best of humans and machines to ensure a safe and more productive workforce.

Wolff also agreed with Musk that Tesla is a robotics company. He said that the closest analogy to what they do at Sarcos is the electric vehicle.

“Tesla’s vehicles and our robots are comprised of electric motors, batteries, compute power, software, firmware and sensors. The form factor is different, but there is more in common than different from a pure technology perspective.”

Sometimes, Humans Are Needed: Sarcos’ approach for combining humans with exoskeletons is based on the premise that, ultimately, as of now human brains are faster.

Wolff said that the fastest supercomputer can only process a number of operations per second - which is 1/10,000th of the number that the human brain can process and to do that the computer uses electricity equivalent to power approximately 8,000 homes.

The Sarcos CEO said that autonomous machines are best suited to repetitive tasks, but when “variables” are inserted into the tasks or environments, then the going gets tough for robots.

“If the number of variables is high, and the predictability of occurrence or ability for a machine to recognize the variables is low, then it's a job for humans, and in many cases a job for humans augmented with robots.”

Robots Are No Self-Driving Cars: Wolff took stock of Tesla’s massive resources and its ability to attract “incredible talent.”

“I have no doubt they will make a positive contribution to the robotics industry,” he said.

However, making humanoid robots is not an overnight task, as per Wolff — Tesla has its work cut out.

“It is far more complex than creating self-driving cars,” said Wolff. He said that there are few companies with meaningful experience and track records in robotics.

“One of them is Boston Dynamics, which was recently acquired by another car company, Hyundai. Sarcos is another.”

Is Tesla A Latecomer? Certainly not, if you ask Wolff.

He said that the industry was still at the early stages of developing autonomous robots that can “navigate and manipulate objects in the real world — a world that has been designed throughout the ages to accommodate the human form factor.”

The Blank Check Deal: Sarcos’ Special Purpose Acquisition deal has $220 million private investment in public equity or PIPE component, which includes names such as Palantir Technologies Inc, Caterpillar Inc, BlackRock Inc and Schlumberger NV .

The merged entity is to be named Sarcos Technologies and Robotics Corporation and is expected to trade on Nasdaq under the symbol “STRC.”

Rotor Acquisition has set a voting date of Sept. 15, as per a definitive proxy statement filed with the U.S. Securities and Exchange Commission.

On taking the SPAC route, Wolff said it had the benefit of allowing Sarcos to talk more about its vision. “The SPAC route enables investors like you and me to invest at a stage and valuation that would typically require us to be investors in a fund of some kind with our capital tied up for years.”

Seeking Alpha, Sarcos Robotics SPAC remains on target for Q3, CEO Says

Welcome to Seeking Alpha’s CEO interviews. Quality of leadership is a decisive factor in stock performance so we provide in depth interviews with the best and brightest CEOs in the public markets. We publish limited excerpts from our interviews and social media platforms and the full interviews at seekingalpha.com and in the highly rated Seeking Alpha mobile app. To find the full interviews, open seekingalpha.com or the Seeking Alpha mobile app and search for the phrase, “CEO interviews” or simply type a stock ticker into the search box.

Joshua Fineman: Hi and welcome to Seeking Alpha CEO interviews. My name is Josh Fineman and my guest today is Ben Wolff who is the CEO of Sarcos, a robotics firm. Ben, can you just explain to the Seeking Alpha listeners what Sarcos does exactly?

Ben Wolff: You bet. Thanks for having me today, Josh. So Sarcos is a robotics company that is focused on producing industrial grade robots that augment human workers instead of replace them. So think of full body wearable robotic exoskeletons and remote controlled robots that are intended to create the economic efficiencies of automation but for all of those jobs that can’t be automated. So think of construction workers, think of certain types of manufacturing environments, think of logistics applications where the job or the task is not repetitive in nature. We think of repetitive tasks automation is great but for the hundreds of millions of people around the world that are engaged in jobs that are not repetitive, our robots are intended to make them more productive and safer in the jobs.

Joshua Fineman: Gotcha. Just a little bit more background. Basically, Sarcos announced a few months back that it is going to go public through a blank check company, a SPAC deal with Rotor Acquisition. Ben, can you just give us an update on where that transaction stands at this point?

Ben Wolff: You bet. So as you point out, we announced the merger a bit ago. We said that we are focused on closing the transaction in the third quarter and we got our first draft of the proxy filed so I think everything is on track to still try and get the transaction completed in the third quarter.

Joshua Fineman: Gotcha. What would you say are… you are talking a few different markets. Explain which markets you are targeting and how you are attacking them.

Ben Wolff: Yeah. So as I mentioned, you know our products are relevant without any customization required across a broad range of industries. So some of the most obvious places that we are focused on are the construction industry, automobile manufacturing, ship manufacturing, warehousing and logistics – so ecommerce warehouse companies, repair and maintenance associated with the power industry. And then I would also point out the military, which is a key customer of ours as well.

Joshua Fineman: What… one of the things that I found interesting is one of your products… is the one that can carry I think it is 1,000 pounds and one of the uses maybe down the road is like disarming a… the Fukushima plant or a nuclear plant. Explain that particular product and where you see that in the company.

Ben Wolff: Yeah, so our primary focus from a technology perspective is robots that have human-like dexterity. So think of a two-armed robot with end effectors or hands on it if you will that can perform tasks with the same kind of agility and finesse that humans can but while being able to lift significantly more and manipulate significantly more weight. So the amount of weight range for our products (depending on the product) ranges from up to 200 pounds in lifting capability all the way up to our biggest robot that can lift 1,000 pounds. And because it has human-like dexterity, it can use tools like human hand tools, it can assemble things in its two hands. It can do a wide range of tasks like humans do them, just with superhuman strength.

Joshua Fineman: Gotcha. Sorry, I’m sort of shifting all over the place. With the SPAC, some of the sponsors included BlackRock and Palantir, Caterpillar, Schlumberger. Can you explain how they came to be and why they are… what they see in Sarcos?

Ben Wolff: Sure. Let me start with the strategic investors. So if you take a look at Caterpillar and Schlumberger, they have been investors in our company for a number of years and they have participated in every round of financing that we have done as a private company. So they are simply participating again in our next round of financing through the PIPE. Other historical, strategic investors have included Delta Airlines, Microsoft, a handful of others. So we’ve had great participation from companies that expect to be customers of our products. When you talk about financial investors, BlackRock did lead our PIPE investment round and I think that it is fair to say that they were very focused on the opportunity to get the economic benefits of automation for unstructured and dynamic environments and we stand alone in the world in terms of being able to deliver those kinds of highly dexterous mobile robots that can do these non-routinized tasks.

Joshua Fineman: I know when we spoke before… I thought it is particularly interesting today… I think we were talking about BlackRock… and maybe also I want to mention that Palantir is an investor… but I think we were talking about BlackRock and you maybe seeing it as part of their ESG effort and with this Exxon news with these guys getting the boards seats, I found it particularly interesting. Explain the ESG aspect of BlackRock investing in Sarcos.

Ben Wolff: Sure, and I won’t specifically reference BlackRock’s intentions or motivations but if you just look at the ESG space generally the “S” stands for social. And there is a significant element of that that talks about how companies how are dealing with their employees and democratization of the workforce, workforce opportunities, longevity of workers, and keeping workers safe. And that is really a hallmark of our whole product focus. Our whole focus is on delivering machines that create more job opportunities for people (not fewer), that open the aperture on the kinds of people that are qualified to be able to do physically demanding work. So perhaps some of the jobs that were relevant to… you historically had to be built like a college football linebacker to be able to do the job and now we can take people of all shapes and sizes and ages to be able to do those jobs. So there are more people that are qualified to do these jobs. And, finally, some of these physically demanding jobs they take a significant toll on the human body. And, as a result, across industries you can see that some people can only do these jobs for a handful of years before their bodies are kind of beaten up from just the normal course of doing these jobs. And so our whole focus is delivering machines that allow people to work as long as they want to in their jobs, not because they have to but because they want to.

Joshua Fineman: Right, right. No, definitely. I mentioned Palantir. What…they, you know, were a pretty hot company. What do you think their reason, rationale is for the Sarcos investment?

Ben Wolff: So our whole business model is built around a robot as a service model where we are delivering our machines as a service to our customers, effectively as a next generation unit of labor to augment their workforce. And if you think about what it involves for us to be able to deliver that kind of service, we have to be able to monitor the data and evaluate the data coming off the machines so we can ensure that they are operating as expected. So that produces a ton of data that we need to be able to analyze, collate, and do something material with. And when you think about what Palantir’s core competencies are with their software systems, we think it is going to be a very good marriage for their systems to really be the back end of what we are doing with our robot as a service model. So we see a lot of potential for us to work together and we are in the early stages of exploring what that can look like.

Joshua Fineman: Gotcha. You know, Amazon recently announced… I read about you know I think a fully automated plant. You know, that is one of the areas you are looking into… I mean not full automation but you know obviously helping people lift. How do you see the logistics end – the Amazons, the Walmarts, you know these people that need the help at their factories.

Ben Wolff: Yeah, I think where we look at ourselves fitting in the ecosystem is that we are supplemental to automation systems. So all of the jobs that are highly routinized or repeatable will be automated over the coming years, we are confident in that. But there is a lot that happens around the periphery of these businesses, whether it is truck loading and unloading, palletizing and depalletizing, or a wide variety of different types of products, or a high number of SCUs that might all be on the same pallet. That is where there is a lot of diversity or dynamicism in the task. And so where we really shine is by bringing machines to bear that can help augment humans where human decision making is still required. And you know when we look at the TAM in our business across all of these industries, there are more than 16 million people involved in jobs on a daily basis in this country alone that are doing jobs that we think are not going to be automated anytime soon. That number gets north of 100 million people if you look at it on a global basis. So it is a massive opportunity and very, very few robotics companies are looking at trying to attack that particular problem.

Joshua Fineman: Gotcha. And when you say very few robotics companies, who do you consider your main competition, you know both public and private?

Ben Wolff: Today we don’t have anybody that we see in our rearview mirror that is trying to make a full body, wearable robotic exoskeleton like ours so we think we fit in a class of our own when it comes to that. And when it comes to the teleoperated version, which is basically the upper body of the exoskeleton with the arms and the shoulders and the wrists and the hands mounted on different types of mobile bases, again, we don’t see anybody that is coming up with a highly dexterous mobile platform like we are. So while we admire and respect a lot of robotics companies that are out there in the world, we don’t see anybody that is trying to bring the same kind of product as ours to market.

Joshua Fineman: Gotcha. I know when we talked you know previously the only one that I mean is sort of similar was Berkshire Grey, which is another robotics that you know announced a few months before you guys and you know with a different valuation and we talked about that. Explain why you think there is… that you know … you guys… the valuation gap and the difference between you guys and Berkshire Grey.

Ben Wolff: Yeah, so first of all, from a product prospective, Berkshire Grey is very focused on automation of warehouses, moving products or items in a warehouse from one place to another and I think they do a great job of that. We’re not focused on automation at all. We are focused on those jobs that still require human interaction and intelligence, wisdom, judgment, decision-making. So we don’t see them as a competitor at all. Between them and us though, we are really I think two of the only pure play robotics companies that are going to be publicly traded. So both companies are worth investors taking a look at. Obviously very different business models and products. We think that we have a lower valuation on a multiples basis today than they do because they are a little ahead of us from a product launch perspective. They’ve got revenue being generated today from their core products, they’ve got some committed customers, and we are a little bit behind them in terms of the commercialization, launch of the products, and getting firm customer commitments. But you can obviously take a look at the disparity in the valuation multiples and see that as we hit our milestones, there is an awful lot of opportunity for multiple expansion for our business.

Joshua Fineman: Right, right. Just a little on the timing. I think the Exo you said you want to get…I think I want to said by the middle of next year you know delivering out there. Just talk about the timetable. Is that correct? What are you thinking exactly?

Ben Wolff: Yeah, so on the exoskeleton we have put our alpha units out on the field for initial customer testing. We are taking the feedback from those alpha units and we are now developing our beta units. We expect to have beta units in the field by the end of this year with our customers and then we’ll take the final learnings from the beta version deployments and start low rate initial commercial production toward the end of next summer. With that low rate initial commercial production, we’ll start shipping product in the latter half of next year and start generating revenues.

Joshua Fineman: Gotcha. So for an investor who you know is interested now or down the road, when should they look to you know … you guys I imagine will be press releasing if you know you get certain customers or certain orders or I’m not sure if you go into specifics like that but how should they look at catalysts like that? What should they be looking for?

Ben Wolff: I think there are really two different forms of catalysts to look for. Number one is how we are doing on the commercialization of the products – are we hitting the timeline that I just referenced with our beta units and with our low rate initial production and commercial launch – so that is something to keep an eye on. The second thing to keep an eye on is just what you said, how we are doing with customers. We have obviously announced some historical customer contracts and partnerships between the military and engagement with some of our commercial customers. Look for us to continue to hit some of those kinds of milestones.

Joshua Fineman: Gotcha. I know you guys you know date your history with the military back to the start of the company, I think in 2000 with the DARPA contract. How do you see the military fitting into… you know what are they going to be using it for and are there pretty serious talks going on?

Ben Wolff: So the military as you point out has been a great supporter of ours over the years, over the last two plus decades. We have announced over the last year or more than we have contracts with the Air Force, with the Marine Corps, with Special Operations Command and others – they have been great supporters. Now in our revenue projections, we have not included any revenues from the U.S. military because we understand that DOD funding comes from Congress and Congress is all about politics. So we don’t want to bank on revenues from DOD for our success but we think that there is going to be significant interest from the military as we go forward and so we see that as upside in our business. In terms of what they are looking at using the machines for, that is the same kind of applications and use cases that our commercial customers have. So nothing we do is on the tactical side. This is not about war fighters at the front lines; this is really about logistics. Many people may not realize that for every one war fighter that our country puts out there, we have a tail of logistics supporter that can range six or seven – six or seven people for every one person on the front that is a war fighter. So we move a lot of stuff, we manipulate a lot of stuff in the military. We have logistics, we have repair, maintenance, manufacturing, the list goes on. Oftentimes, it is not as structured an environment as you see on the commercial side, which is really where we shine. So we see the same kind of use cases for the military as we see for our commercial customers.

Joshua Fineman: Gotcha. Just a little bit back to the SPAC. I mean, SPAC… you know three, four, five months ago was the hottest thing and now it is a bit of a four letter word I feel like. How has that impacted you guys at all? Is it slowing things down? I know there is maybe a little bit more paperwork with these warrant issues that some people are seeing but has it slowed down? I mean, you know how is that process going as far as dealing with SPAC?

Ben Wolff: Yeah, so we did delay our filing of our first draft of the proxy because of the warrant issue that you described. That is obviously something that every SPAC had to deal with, which was looking at what the accounting treatment is for the warrants that were issued by the SPAC at the time that they did their public offering. That is not something that is specific or unique to Sarcos, it is relative to all these SPACs. But we got through that process and we got the proxy filed and so at this point we are in the wait and see mode for the first draft of SEC… or first round of SEC comments. But when we announced the deal, we said that we expect to close in the third quarter and we are still on track for that.

Joshua Fineman: Gotcha, gotcha. What… you know I think we are trailing toward the end of this. What do you think that you know you guys have been… this was announced a few months ago… is there anything that investors are missing here or you know what do you need to really say to investors that maybe they don’t understand at this point?

Ben Wolff: I think back to your valuation comment and when investors might want to think about getting invested. I think that the investor should focus on what are the near-term deliverables and milestones for us. If they have questions about our risks in the business, which we have gone to great lengths to discuss in our proxy … proxy statement… think about what it is that we will do to increase the valuation and expand the multiple as we start showing progress in the business. And I think that certainly from my perspective, it is a great time to invest. That is why I personally invested in the PIPE, as I have in most of our investment rounds. It is something where I would say as we make progress and de-risk the business both from a product perspective and from a market acceptance perspective, you know there is great opportunity to create shareholder value here. And so I would encourage people to take a look at it now, read through all of the public materials as they come available, and really try to dig in and understand the market opportunity. It is rare from my perspective to see this kind of a company with a market opportunity as large as ours is with very limited competition.

Joshua Fineman: Right. Yep. Ben, I think that about wraps it up. I appreciate the time and thanks for joining the Seeking Alpha’s CEO interview.

Ben Wolff: Thanks, Josh. I appreciate you having me.

#TradeTalks: Enabling the industrial workforce through the future of robotics. In the below transcript, “B” refers to Ben Wolff and “R” refers to the reporter.

R:  Welcome to Nasdaq TradeTalks, I’m Jill Malandrino, Global Markets Reporter at Nasdaq. Joining me is Ben Wolff, CEO of Sarcos Robotics, a company that enables the industrial workforce through the future of robotics. Bob it’s great to meet with you, welcome to TradeTalks.

B:  Hi Jill, thanks for having me.

R:  This is really interesting, kind of sounds like the terminator but also so fascinating. Give us an overview of the company.

B:  We’re a company that’s been around for about thirty years, spent most of our time over the last thirty years focused on different types of robotic systems. We’re exclusively focused today on robotic systems that augment humans, rather than replace them. So these are machines that you either wear or that you remotely control, that improve workers’ safety and productivity.

R:  Why go the SPAC route, versus traditional IPO to access the public capital markets?

B:  Yeah, we looked at both routes, and we decided that the merger with the SPAC gave us a better opportunity to tell the public marketplace about our story, what our future was going to look like, and it also enhanced certainty for us. You know, I’ve been through an IPO process before, I took a company public before, and there’s always uncertainty about valuation, and how much capital you’re going to raise, and are the underwriters really going to be there at the end of the day, and I think you know what – what we discovered was that going through the SPAC process and learning about it, there’s just a lot more certainty about what we and our shareholders, and our future shareholders, are going to have at the end of the day.

R:  And Ben, what would the funds enable the company to do?

B:  So we’re right on the cusp of bringing our products to market. We’re starting to ramp up our plan to commercialize and manufacture. Our whole business model is what we call a “Robot-as-a-Service” business model where we get our robot fleet out in the market and we keep the robots on our balance sheet. So the capital will be used to complete the commercialization process, start ramping up manufacturing, and get our fleet of robots out in the market.

R:  And Ben, can this type of technology also have applications in med tech or for individuals that suffer from paralysis?

B:  So, the machines like the ones that you see behind me are intended to be used by workers to keep them from getting injured in the first place. So that’s our number one mission. But there’s certainly parts of our technology that could be translated into use in the medical field. That’s not our core focus today, but there is certainly extensibility to our technology.

R:  And to wrap up, what’s the longer term strategy and outlook for Sarcos?

B:  Our focus is to get tens of thousands of these machines out in the field, working in the industrial workforce, whether it’s in construction, or manufacturing or warehousing and logistics, and have them really become part of the workforce of the future, and we ask our customers to think of us as a next generation labor contractor. We’re providing units of labor to augment the workforce, particularly in these times when it is so hard to find enough skilled workers. You can read headlines all around the world about how in the industrialized world, we’re having a heck of a time recruiting enough young people to these jobs. We think getting these machines in the field will change that dynamic.

R:  Yeah that’s a great point. Ben, thanks for joining us on TradeTalks and thanks for joining me. I’m Jill Malandrino, Global Markets Reporter at Nasdaq.

B:  Thank you, Jill.

How Sarcos Is Changing The Future? | SPACs Attack | Benzinga Stock Market Live

The below is an excerpt of portions of the video addressing Sarcos Robotics. “B” refers to Ben Wolff, “M” refers to Mitch Hoch and ‘S” refers to Spencer Israel.

12:10

M: Let’s go ahead and get into the fun time of our show. You know, today we’re going to unlock some SPACs. We’re going to get into our interview, but beforehand I have a little video that I want to definitely put up to show you guys a little bit more about what this robotics company really does and how you can really apply this in to use. So, let’s go ahead and unlock some SPACs here.

S: I just want to say of all the companies that I have interviewed or seen interviews of or talked to or whatever, this one is in the 1% of most fun probably. Like, most fun but craziest product that you cannot help but be curious about this.

M: This morning says it all, this morning says at all. I looked at Spencer and said “Spencer, did you see who I’m interviewing today?”

S: And I said, “It looks like Iron Man.”

M: His eyes lit up and he was like “Whoa, what is this? I gotta take a look.”

S: Alright Mitch, should we play our video first?

M: Let’s play, let’s play.

13:16 begin video

S: Dude, look at that thing. The future man, the future. Actually, what it reminds me of is not Iron Man, it reminds me of Edge of Tomorrow – the look of that. It reminds me of the movie “Edge of Tomorrow” with Tom Cruise and Emily Blunt.

M: There’s the military use, you guys are seeing the military right there.

S: I have so many questions.

M: Those hooks probably work better than my hands, I’ll tell you that much.

14:32 end video

M: There you go guys, there you go. Seems exciting, seems exciting. Let’s go ahead and let’s get into our interview today. We got the CEO here – do you want to do the introduction? Do you want to do it?

S: Sure

M: I don’t want to leave you out.

S: No, yeah, let’s bring Ben Wolff on. Ben Wolff is the CEO of Sarcos Robotics going public via Rotor Acquisition – ticker ROT – let’s bring Ben on here now. Ben, good morning, welcome, thanks for joining us, I have so many questions.

B: Hey thanks for having me guys, I really appreciate it, and I’m here to answer your questions.

M: That’s what we like to hear. So what we will do first is I’ll ask some questions first and then we’ll let Spencer jump in – he’s going to have some creative ones to jump in with so you guys stayed tuned for Spencer’s questions and I’m going to jump in first here. Alright, first up, one of the questions that I have of course is I mean is the main question: why a SPAC deal to bring Sarcos Robotics to the market? Why a SPAC deal?

B: A SPAC deal does a number of things for us. It allows us to tell our story in a way that if we were going a more traditional route we couldn’t do. I think that’s really the main thing. It also gives us certainty. It helps us to know in advance what kind of capital we’re bringing in. We know what the valuation is, and we know who our lead partners are from an investor perspective. So, all of that enhances the certainty of getting the deal done in terms that all of us will be able to rely on to get it.

M: Yeah definitely, you know one of the things that we definitely want to pay attention to is the story and this help definitely bring that story to light to those investors out there – the retail trader. Can you tell us a little bit about the background of the company? How long have you guys been around, and is this something new? Oh, looks like you muted yourself on accident there Ben. If you could do me a favor and just look down and – there you go, we got you back.

B: Alright, so the company has been around for more than 30 years and originally was founded back in 1983 and it was focused on prosthetic limbs. Electrically actuated prosthetic limbs. So we developed a core understanding of how to intimately pair machines and electric-mechanical systems with the human body and we evolved from there, our focus on prosthetics into robotics, created a bunch of humanoid form factor robots in the nineties used in research institutions to do the beginnings of AI and we evolved from there into exoskeletons. In 2000 we got our first contract with DARPA – the

R&D arm of the U.S. Department of Defense – to start the design and development effort for our exoskeleton, so its been more than a 20-year effort to bring our exoskeletons to market. In 2007, we were acquired by Raytheon and we became the robotics division of Raytheon. We were owned by them from 2007 to 2015 - when we spun back out of them and became an independent company again and set about our mission that we’re under today to commercialize our technologies and bring them to market.

M: Yeah, I saw that recently you guys were named a finalist in the 2021 World Changing Ideas Award

B: Mitch, I can’t hear you.

M: Lets just check your audio here. Let’s go to cam mic.

S: Ben can you hear me? Try that.

M: Nah, he’s having some audio issues here. Let’s make sure that …. Let’s text him here.

S: Why don’t we send him a chat. Oh, now he’s disconnected. See this is the problem that robots are gonna solve. Robots aren’t gonna have this problem.

M: Robots will get us on right?

B: Guys can you hear me?

M & S: We can hear you.

B: I can’t hear you.

M: Go to cam and mic settings on the bottom and the audio. Yeah here you go audio.

S: Check to the right.

B: Yeah, I’m looking at it.

M: I got you guys. Let me try to do here. Good old-fashioned …

S: Lets see mic settings. This is frustrating too because I have so many questions. Ah he’s going to share his screen. Oh boy.

M: The cam and mic. Audio, audio. Let’s change that speaker. Can you see that?

S: Ben, do you hear us? Alright, while they’re figuring that out, I just want to show you guys their… I’ll bring my screen up. There we go, let me show you, this is what we’re talking about. So, they have different products…whoops…they have different products, but we’re talking about the Guardian XO. That’s what we’re talking about. This is like the main exoskeleton. This is the thing that they say is not going to replace workers, just allow them to be more efficient and do more stuff and lift heavier loads and theoretically save their bodies as well. So, this is what we’re talking about. They have other stuff, like we talked about like Ben mentioned the robotic limbs and prosthetics that you know they have that too, but this is what we’re really talking about, this battery powered exoskeleton system. That’s what I want to know about, so I want to get Ben back on here, Mitch, if you can.

[At approximately 20:25 the hosts begin addressing other subjects.]

[At approximately 21:30, the hosts return the discussion to Sarcos.]

M: Alright I think I might have fixed it; I might have fixed it. I was in the test studio here with Ben. Let’s see if he can hear us.

B: I can hear you now.

M: Ben, you got us.

B: We’ve only been on for a few minutes.

M: No worries, no worries, we figured it out and that’s what matters right? Like always guys, we figure it out, make it happen. Alright, lets go ahead and get into some further questioning. Umm, I was starting to talk about kind of the new and I saw that you guys were the finalist in the 2021 World Changing Ideas award by Fast Company for the Guardian XO full body. Can you explain to us how that award comes about? It looks like it’s going to be announced on May 10th here, so hopefully you guys you know push on through but explain to me a little about this competition and how it came about.

B: You know, they uh, Fast Company is a great company, they look for innovative new products and companies that are changing the world, and so obviously we thought we would qualify potentially for that and we were delighted to be notified that we were going to be in the finalist group. And you know when you talk about taking a machine like ours that can allow anybody almost to get into it start lifting up to 200 lbs. with no stress or strain on the human body and give them effectively superhuman strength, reduce injuries, and make them far more productive in the workplace; that’s kind of a life-changing product. And it gets a lot of attention because of what its capabilities are, so we’re thrilled to have gotten that kind of recognition and we’ll see how the final selection process goes.

M: Yeah definitely, one of the things that I want to talk about is how robots – and you guys state this in the investor presentation – you know a lot of times people think they are going to replace our jobs, but what I like is how you guys state is that robots really can augment that rather than replace humans. Can you explain how you can see this working in the future?

B: Yeah, you know I think that everything that can be automated will be automated just because machines can do things better, faster, and cheaper in a lot of cases than humans; but only in those jobs where there’s repetition involved, where the machine can do the same thing over and over and over again every minute of the day. But there are hundreds of millions of jobs around the world that are dynamic in nature. Either the environment that the people are working in is changing or the task itself is changing. And that’s where we come in, we’re trying to bring the benefits of automation from an economic and productivity perspective to all of those jobs that can’t be automated so our approach is to augment humans, give them superhuman strength and precision and endurance, and give them the ability to partner with automation robots to do all of those jobs that can’t be automated otherwise.

S: Ben, explain exactly how this works. The Guardian XL. Can you explain how it works? Oh, now he’s on mute again, what’s that about?

M: Hey Ben, on the bottom, it muted you again.

S: You know what’s the problem is that Ben got a robot controlling his computer. He’s not doing it. That’s the problem.

M: Haha, can you hit the unmute for us Ben?

S: Yeah, bottom left there of the screen.

M: Right of – there you go. We got you back.

S: Explain how this works.

B: So, it’s a lithium ion battery powered machine that has a ton of processing computer power on it so it’s not the – processing power equivalent to 3 servers on it. It’s filled with sensors and small motors and transmissions and a tremendous amount of networking throughout it so that you get inside the machine and it feels like a natural extension of the human body. You start moving and it just moves with you and amplifies and augments your strength and capabilities. Its intuitive to use and it has all the range of motion and flexibility that humans have so it doesn’t get in your way, it just enhances what you do. And you know, the people we have getting into it and trying it for the first time talk about how within a matter of a minute or two they’re doing heavy, manual lifting jobs; augmenting their strength in remarkable ways; and it just it feels like a natural extension of the human body.

S: So, like you put the suit on and then… that’s it right?

B: Yeah, takes about 30 seconds to get into it, turn it on, start moving, go about your day, doing your work. Can walk at 3 miles an hour so its kind of a smooth and natural gait, and you can do all the kind of tasks that humans do except instead of only lifting 35 or 40 lbs., you can lift up to 200 lbs.

S: Wait, I have a stupid question. You say walking at 3 miles an hour, I don’t know what the human walking pace is. Is that fast?

B: Yeah, that’s pretty much what you see normal people walking at a regular speed.

S: Okay, so uh, supplementary strength. I’m trying to think about use cases here. The video showed a baggage handler at an airport, I imagine there’s some military use cases here. What are the use cases here for the Guardian XO?

B: You know there’s so many of them across so many industries but let’s talk about a few of them. So, think about warehousing and logistics, loading and unloading trucks, where you got heavy and bulky items. You know, not your typical 30 or 35 lbs. package but something like a barbecue, or a piece of exercise equipment, mattress, whatever it might be. You know, OSHA says that human workers shouldn’t lift more than about 35 – 40 lbs. Well, what do you do when you start talking about something that weighs, 60, 75, 125lbs? So, we have the ability to allow a single worker to be able to do that kind of manual lifting, but it’s not just about lifting, it’s also about being able to manipulate items in an assembly format. So, thinking about being able to assemble two heavy components in a manufacturing environment for example or assembling – you know putting two pieces of pipe together that may weigh a hundred pounds each. Those are the kinds of things that we can do on construction sites and oil and gas fields, you name it. Any place where right now you have to lift between 35 and 200 lbs., where you might be using an overhead crane or using a forklift or having three or four people stand around together to try and you know shoulder something up, those are the kind of tasks that we can do.

S: So, from a business standpoint what? You just sell the – I guess you call them suits or I’m not quite sure – but you just sell them and that’s it? Is there some sort of subscription model there or do you sell them it and that’s it?

B: Yeah, we ask our customers to think of us as a next generation labor contractor. We’ll bring you next generation units of labor that are scalable in terms of being able to readily add additional units of labor. We put them on in effect a fully serviced lease model. So, our customers sign a 1, 2- or 3-year lease. And the pricing to our customers is roughly the equivalent of the fully burdened cost of a $25/hour full time employee on an annual basis.

S: So, the idea being I guess you make your workers more efficient.

B: Yeah, so if one worker wearing our exoskeleton can often do the work of 3, 4, 5 or more workers and yet that exoskeleton is only costing the employer roughly the cost of a single employee.

S: Talk a bit about – I’m curious about the unit economics here. How much does one of these costs to make?

B: Right now they’re fairly expensive because we’re making them at a low volume, but when we start producing large volumes as you’ll see from our investor deck, we’re expecting to be able to make them around $65,000 per unit our cost. Then we have a cost to refurbish them after they’ve been used in the field for 3 years, we think we’ll need to kind of refresh them a bit and put them back into the field for another 3 years. So, a 6-year useful life. And we’re charging our customers a minimum of $100,000 per year per unit. So, per unit economics are pretty attractive: $65,000 to make it up front, $35,000 to refurbish it. We figure about 10 or 12,000 dollars a year to maintain them and service them since we provide all of that as part of our Robots-as-a-service model. So, at the end of the day, we’re at about $175,000 into a machine over 6 years that we’ll be charging our customers $600,000 or more for.

S: So, you mentioned the production. Speak about a little about when is that going to ramp up?

B: So, we start commercial production next summer. Right now, we’re in the phase of completing our beta units. We have our alpha units out in the filed doing some testing. You may have seen them on stage with Delta Airlines CEO at CES last January when we did our first public revealing of the machine with our good partners Delta Airlines. So, we’re in the process of taking all of the data from our alpha units from all of the testing, building them into our beta units. The beta units will get into our customers’ hands at the end of this year, and we’ll start ramping up production in the middle of next year. We don’t expect to hit a kind of the $200,000 per unit production volume until we get 5 or 6 years out, and that’s when we expect to optimize the cost point.

S: I’m glad you mentioned CES, cause this does look like something you would definitely see at CES. What do you say to people that have a hard time like envisioning this in the real world? There’s so many conceptual things at that show this just seems like out of a movie frankly, so like what do you say to people that are like “this this is not… this is no way” you know what I mean?

B: My first response is Spencer, come to our facilities at Salt Lake City and give it a try. You know I mean; this is real. This isn’t, for those hundreds of thousands of people at CES that got to see it live and in person, we were doing live demonstrations the whole week of CES, we had the upper body there on sight that actually allowed CES participants to come and try the arms and see what it felt like, and you can find some of the videos online that various CES participants posted. But it is one of those things that you almost got to try it before you believe it because it is so extraordinary.

M: All right, I’m going to go ahead and jump back in here guys. I’m going to ask about the target customers here. So, we’re seeing three major markets here. We’re seeing industrials, logistics, and also e-commerce. With you know companies to mention in industrials like Boeing and Caterpillar, in logistics like DHL and FedEx, and when we look at e-commerce of course we can mention big boys Amazon and Walmart but also DoD and the government. Can you explain to us how you guys are really going after each one of these target customers Ben?

B: Yeah, we got I call them lighthouse customers. We’re fortunate enough to partner starting about 3 years ago with some leading Fortune 100 companies and the U.S. military to design the machine and set the requirements and specifications for the machines so that when they come to market we know we met the customers’ needs upfront. This is not a case where a bunch of engineers got together and said “We can build something cool. Let’s spend a ton of money and hopefully one day we’ll actually line up with customers that want it.” We actually took a different approach and we partnered with Caterpillar and Delta Airlines and some of the other companies you see on this list and the DoD to actually set the specifications starting three years ago. Some of those same companies are our investors, so Caterpillar and Delta, Schlumberger, they’re investors in our Company; they participated in our early venture capital rounds. That’s because they all believe in where this product could go and how meaningful it can be in their businesses.

M: Yeah, I love the quote where you guys have at the bottom there from Delta where they “owe it to the best airline employees on the planet to explore how emerging technology can make their jobs safer and easier.” I mean, at the end of the day, this is always about convenience. If you really notice, to me it’s a generational move, any way that we can make convenience easier and make anything whether it be whatever we’re doing easiest and fastest so we can be more efficient, increase that productivity. Is this really the goal here Ben?

B: It’s twofold. The most direct focus is we’re reducing injuries and allowing people to be more productive, but kind of another focus at a macro level is that these traditional industries are having a heck of a time recruiting enough new young people into these jobs into these industries. You know, a lot of young people would prefer to sit behind a screen. Doing physically demanding work is not something that most young people think about or relish in terms of going to do as they get older. And getting the workforce. So, imagine saying, you can be a warehouse worker, or you can be a manufacturing assembly line, or you can operate one of the world’s coolest robots – you can be a Sarcos exoskeleton robotics operator. I think what we’re seeing is this capability, this product, opens the aperture on interest from young people coming back into these physically demanding jobs. It also is a workforce equalizer. So, some of the jobs out there you almost have to be built like a college linebacker to be a football linebacker to be able to do the job. We can now take somebody that is built more like me, you know five foot six doesn’t matter age or gender or size, I can now enable everybody to lift 200 lbs. which means in a time when we have fewer and fewer people wanting to go into these physically demanding jobs we have a much broader pool of potential candidates to put to work.

M: Definitely, definitely can see the story there in construction. So, Spencer has some questions that he’s going to jump into here with.

S: I just want to clarify. So, we’re talking about the Guardian XO. Is that the main growth driver for your business? It’s not your only product. I just want to be…

B: It’s about half of our focus. The other half is around what we call the Guardian XT which is the upper body of the exoskeleton evolved into what I’ll call a robotic avatar product where we can take that upper body – I mean the torso, the hands, the wrists – and we can attach it to different kinds of mobile or rolling bases. So, in this image that you can see from our investor presentation, you can see it attached to a teleoperator used in the construction industry. So, think about having the strength and precision that we offer through the exoskeleton but now operating at 50 or 60 feet above the ground. Or going into a dangerous and difficult environment like a nuclear power plant where humans shouldn’t be. So, this turns the exoskeleton into a remote-controlled robot again having a high degree of dexterity, high precision, high strength, but in places where the version with the legs and the operator inside of it might not work as well.

S: So, it seems like you already built the hardware. It doesn’t seem like such a big stretch to assume there can be some like AI integrations down the line. Is that a fair assessment?

B: Yeah, so AI is actually an important part of our evolution. We view AI as a way to future proof our platforms and we’re working diligently on that now. We actually announced an initial contract with U.S. air force with whom we partnered with to develop our AI platform. The purpose of AI in our machines is to further enhance the efficiency with which humans can operate our machines. Right now, a human operator has to direct each and every movement of the robot itself. Where we want to get to in the next five years is get to the point where a human can allow the machine to operate semi-autonomously where certain routinized tasks have been taught to the robot by the human operator, because we humans do things pretty close to perfectly in the real world the first time. This is not about trial and error approach to artificial intelligence, instead it’s about wearing the robot and teaching it how to perform the task the right way the first time and as a result we can really expedite AI and machine learning. So that’s our evolutionary path, that’s not today, but that’s part of our investment in R&D going forward.

S: So Sarcos is not quite pre-revenue but it’s still early days. How many years down the line are we talking about before you’re really scaling up production but also revenue and then profitability?

B: So, this is a next year thing. We’re going to start commercial production next year. We expect we’ll get around 500 units in the field by the end of next year. Our goal over the next six years is to get a fleet of 43,000 units out into the field which may sound like a large number in some respects but when you realize that there are 16 million plus people doing jobs that we think we can help just in the U.S. where we can provide an immediate ROI to our customers, we think that’s an achievable number. And obviously because of this recurring revenue model, the revenues grow as we get more and more units out into the field.

S: Yeah, this is like sort of out of a movie for me so I’m just trying to wrap my head around seeing these in the real world. I think you were joking earlier, but we got a question from the chat in all seriousness, and I’m going to ask it because I’m curious – do you do product factory tours?

B: We do actually, yeah.

S: Cool, there you go!

B: We’re just in the process of moving into a new facility, an expanded facility to enhance our capabilities. We are in Salt Lake City, but I think we’ll be in the new facility fully moved sometime in the middle of July.

M: Sounds good, I’m coming through.

B: Excellent!

S: Yeah Mitch, it’s not far for you.

M: No, I’m not I’m not, I’m definitely going to come by. You think it’s a joke, but one of the things that really – I’ll be there I’ll be there – that’s one thing I’ve been trying to do after the pandemic. I already got my Fauci Ouchy as they say. But I’m looking towards your model, the model how – I love the model here. So, we’re talking R-A-A-S, for you guys who don’t know what that means, guys that means Robot-as-a-service. And I think this model is definitely interesting, it’s something that could be adopted, so explain to us how this works. Where does this help? Where’s the cost savings? What kind of do you do maintenance? And maybe what kind of monitoring and updates would you guys be doing to your robotics?

B: So the whole idea is that we’re trying to be a counterpart from a company’s perspective, the customer’s perspective, to human labor. So, the more we can make this look like human labor, we think the easier it will be to get to drive up adoption. So, our customers don’t have to write us any kind of a big cap ex check up front. If they were buying a typical robot, they would have to, you know it would be a capital expense and they’d write a check up front. The other thing that they’d be doing when they did that is that they would be taking technology from us. What happens if the technology evolves in a way that it becomes obsolete or whatever? We are eliminating technology risk because in effect our robot as a service model is like a long-term lease. So, at the end of the lease period, they just give us the machine back. Along the way, to answer your question, we do service the machines. We guarantee uptime. If anything happens, we’ll wind up being there to repair it, replace it, or whatever needs to happen. And we expect to provide software updates along the way. So, we’re always optimizing the way the machine operates and is productive for our customers and for their employees. So, it is a full-service package and we eliminate all the barriers to entry because there’s no customization required, there’s no upfront capital required. We ship the machine to your facility, uncrate it, we train a handful of your employees, and off you go.

M: Alright the question I would have to ask is, and I’m going to piggyback off of someone here, they made a funny comment there but it was mainly in all the movies, Ben, the robots take over and kill the creator first. So, they’re telling you to watch out, Ben, but one of the things I would state with that is how secured do you have this robot and the IP behind it? You know one of the concerns could be some cyberattacks or something like that. How do you guys protect your robotics here?

B: So first of all, on the tongue in cheek comment about the robots attacking, realize that what’s different about our machines is that its being driven by the humans. It’s a tool being used by the humans. It’s certainly a robotic tool, but we don’t have a brain inside of this machine that can go rogue on us. We’re relying on the human operator’s brain and that makes a big difference and that’s important to understand when it comes to our approach. And then, Mitch, the second part of your question was?

M: Uh second part of the question was going to be more towards security of the platform and kind of maybe from cyberattacks.

B: Yeah, so we do an awful lot from a cybersecurity perspective to ensure that there’s no way that anybody can hack into it, can take control of it, etc. The machine only connects to our central servers once its docked into a docking station and that’s actually a wire-line connection. So, unlike some of the semi-autonomous cars that are out there that have ongoing connectivity all the time where maybe they can be hacked into, that’s just not physically possible with our machines.

S: Ben Wolff has been on with us here. We’re living in the future guys, that’s all I can say, we’re living in the future. He’s the CEO of Sarcos Robotics there. Merging via SPAC ticker ROT there. Ben, thank you so much. I feel like I’m living in a movie and I like it and if I’m ever in the Salt Lake City area, I’ll be going in for a tour of the factory.

B: Excellent, thank you for your times today guys.

M: Definitely, definitely looking forward to it. I’m going to have to head up over the mountains and head to you.

S: Yeah, get over the mountains there.

M: Thank you, thank you, alright as you guys seen it there, heard it here on SPACs attack; Spencer trying to take control of my position. I control the layout haha. It’s just part of the battle, its part of the battle. Hey, we got through it. I could see your eyes lighting up Spencer. You’re definitely like “Yo, I have to take one of these for a spin. I got to see how much I can really lift with these and see the application.”

S: Now, I can’t speak for the company as an investment. It’s really – my two cents – is that it’s really, really early days okay? And I would want to see some real revenue before I considered it and I want to see some real recurring revenue especially before, which they don’t really have according to their investors’ deck. But from a pure product standpoint, I mean, is that not just the coolest thing? Like, like, forget EVs forget cars, I’m over cars okay? Cars are last year’s thing. It’s about the exoskeleton robotics. That’s what I’m talking about. So yeah, from a product standpoint how can you not be impressed? Yeah, I want to try it, of course I want to try it. As an investment, I’m in wait and see mode. Show me that you can move these units and then we’ll talk right?

M: I think it’s an interesting thing to talk about and I tried to bring it up kind of in the interview about how they’re looking at augmenting rather than replacing humans for the jobs.

S: I mean, they say that, they say that now and maybe that’s true now, but 10 years down the line it may possibly they get so good that this robotics they develop, and they start replacing people. Maybe that won’t happen, I don’t know.

M: Well maybe, maybe we got to stay in control of them like this company is trying to do where the human controls the robotics versus it having a brain of its own. And that’s definitely going to be a battle going into the future. I think – take a look at these, one of the things that I would definitely point out and that is the XT, the Guardian XT, and this is definitely beneficial. I know you might not think the other one is as quickly, but this one can definitely be adopted quickly. Why? Because at the end of the day its very dangerous for standard electric line companies to be going up there into trees, cutting trees, fixing the power lines, and this person is just sitting on a chair now and accomplishing this task. To me, there’s definitely some benefit there. I mean, If I could not be climbing up trees and risking my life and I could just be sitting on a chair doing the same thing, then sign me up if I’m that worker.

S: I guess in hindsight I wish we pressed more on the military thing. I want to know more about that. I think everyone wants to know more about the military use case for this. I think we all want to see a crazy – maybe we don’t all want to see – but a crazy super soldier a la Edge of Tomorrow. But we’ll have to wait and see. You know, the use cases are there, obviously the use cases are there. Any dangerous or physically demanding job could use something like this. It’s just a question of (a) can they make it, can they scale up their production in an efficient manner, and can they sell it, and can they improve the – can they make money on those transactions. That’s the same problem that everyone has, right? Nikola. Tesla.

M: We learned something though. We learned something new. R-A-A-S. I’ve never heard of that term before. That’s a first one for you.

S: Ahh, that’s another thing too…

M: Robots as a service man.

S: Everyone, everyone saw that the SaaS thing caught fire and then was like “oh okay Software as a service. Hmm, what can I put instead of software? Umm, fruit as a service, robotics as a – like I’m pretty sure that Blue Apron said that its meals as a service. I’m pretty sure I remember that. So, or like uh food as a service.

M: At the end of the day, the service industry is winning though. A lot of the times subscription models is where it’s at.

S: Of course, that’s why right? Cause everyone loves that recurring revenue from subscriptions, and it makes sense.

M: It goes up on the bottom line doesn’t it?

S: Yeah, 13th, servers as a service is what I mean. So, this one I’m going to umm well I don’t know when the – shoot – we didn’t ask about the merger or anything like that. Umm I forgot.

M: So, so guys, this is one that we put in baskets, right? I always talk about baskets, right? So, there are long-term baskets, the ones that have revenue, and then there’s the ones that are kind of pre-revenue that are looking for that future outlook. We’re going to put this one in that basket. That’s what it’s about guys. With SPACs, keep them in different baskets. There’s different SPACs that relate differently. Like if you’re talking about hype SPACs try to keep them in one basket versus let’s say talking about a FOA that is just a mortgage company that has been around for years and years. It’s not like it’s something new that is coming public, and I think this is very important in the SPAC game, there’s different types of SPACs guys. They’re not all just under one belt. It’s like comparing everything as an IPO and just everything is going to just move in a certain way because it’s an IPO – no, you got to know the industry you got to know a basket to put them in like let’s say an Airbnb in the long term I love it but there’s some certain companies that has gone IPO this year that I can tell you right now I mean I don’t care if I look at it in a 10-year outlook I just wouldn’t be too happy about it.

[At approximately 48:50 the hosts begin addressing other subjects.]

Exclusive: Sarcos Robotics CEO Ben Wolff Talks Company History, Guardian XO Exoskeleton On 'SPACs Attack'

Adam Eckert , Benzinga Staff Writer

May 06, 2021 5:35pm   3 min read   Comments

Developer of robotic exoskeletons, Sarcos Robotics, is set to go public at a $1.3 billion implied valuation via special purpose acquisition company (SPAC) Rotor Acquisition Corp.

Sarcos Robotics CEO Ben Wolff appeared on Benzinga's YouTube show "SPACs Attack" Thursday for an exclusive interview.

Company History: The company was founded in 1983 and focused on prosthetic limbs, Wolff said, adding that the company evolved from a prosthetics focus to a robotics focus in the 1990s and eventually into exoskeletons in the early 2000s.

In 2007, the company was acquired by Raytheon Technologies Corp where it acted as the robotics division for the company until 2015 when it became an independent company again, the Sarcos Robotics CEO said.

The company is now planning to go public via SPAC, which Wolff said provided certainty and allowed the company to tell its story in a way that a more traditional route would not allow.

Guardian XO: The company aims to bring the benefits of automation from an economic and productivity perspective to jobs that can't be automated, Wolff said, adding everything that can be automated will be automated.

The company has designed an exoskeleton, Guardian XO, to feel like a natural extension of the human body, he said.

The Sarcos Robotics CEO told Benzinga the product allows workers to do heavy manual lifting and has use cases across multiple industries including, logistics, construction, oil and gas.

One worker wearing the exoskeleton can often do the work of three to five workers, he said, adding that the cost of the exoskeleton is roughly the same as hiring a single employee.

When the company scales production, the expectation is that exoskeletons can be made for $65,000 per unit. Each unit has a six-year life in which it needs to be refurbished once after three years.

Sarcos Robotics partnered with leading Fortune 100 companies and the U.S. military to design and set specifications for the exoskeleton three years ago so the product would meet customers' needs as soon as it comes to market, the CEO said.

Commercial production of the Guardian XO is expected to start in summer 2022, he noted.

"You've almost got to try it before you believe it because it is so extraordinary," Wolff told Benzinga.

SPAC Deal Notes: The deal includes a $220 million PIPE from big names like BlackRock Inc , Palantir Technologies Inc, Caterpillar Inc,  and Schlumberger NV

.

The deal is expected to close in the third quarter. When that happens, the combined company's stock will be listed on the NASDAQ under the ticker symbol “STRC.”

ROT Price Action: Shares were down 0.10% to $9.90 during after-market trading Thursday.

Proactive, Sarcos Robotics to go public through a SPAC to bring its wearable robotics fleet to the market

In the below transcript, “B” refers to Ben Wolff and “H” refers to the host.

H:  Hello and welcome back to Proactive New York. With me right now is Ben Wolff, CEO at Sarcos Robotics. Ben it’s great to meet you how are you today?

B:  Doing great, Christine, thanks for having me today.

H:  Of course. It’s great to see you. Lots to talk about today including an exciting SPAC merger. Before we get to that, tell us a bit more about Sarcos.

B:  Sarcos is an industrial robotics company focused on bringing robotics to market that augment humans instead of replace them. So instead of being about automation, we’re about enabling human workers to do more and to do it safely.

H:  Yeah these are some really cool, kind of robot suits. So, how do they work?

B:  So we have built a fully electric wearable robot that the human can get inside of it and start lifting up to 200 pounds with no stress or strain on the human body. So it is something straight out of the pages of science fiction – we’ve read about it or seen it in the movies for, you know, years and years and it’s finally reality today.

H:  So, tell me a bit about your aim to be – to use “Robot-as-a-Service.” What does that mean?

B:  What we do is we provide our machines to our customers. We provide all of the maintenance and service and support, and it goes on our customer’s payroll, just like a human worker would. So, it is a partner for existing workers. We’re paid monthly, we service and maintain it, ensure uptime, and the customer doesn’t have to write a big CapEx check upfront.  It’s just part of their payroll.

H:  So you’re really like a Tony Stark here of Ironman. So what can you now tell me about the group’s intention to merge with a SPAC called Rotor Acquisition?

B:  So our focus is on getting the merger completed sometime in the third quarter, that will bring us a significant amount of capital and it will also allow public investors to invest in us along the way which they haven’t been able to do so far as we’ve been a private company.

H:  And when would you expect this to close?

B:  Hoping to close it in the third quarter.

H:  And from my understanding you’re looking – you will be raising around 496 million dollars in cash. How will you use that capital?

B:  Significant amount of that capital will be used to build our robotic fleet. As you mentioned, we have a “Robot-as-a-Service” business model, so that means the robotic systems stay on our balance sheet, so we fund those and maintain them. So a fair bit of the capital will go towards that. We’ll also continue our R&D. We’ve been a tremendous engine of innovation over the years and we’ll continue to do so. We’ll start building up our artificial intelligence platform. And then finally, we have the opportunity to look up at rolling up some acquisitions in the robotics space. You know, there aren’t very many pure play robotics companies that the public can invest in. We think we’re uniquely situated to find other bolt on acquisitions that could further expand and enhance our mission and allow the public investors to participate alongside of us in that.

H:  So, who would be some of your end users here, potentially?

B:  Our end users are from a whole wide variety of industries, if you look at warehousing and logistics, if you look at air transport, and then manufacturing – so automobile manufacturers, aircraft manufacturers. And then finally, the military. So a wide range of industries – really, any place that humans are being asked to do physically demanding work, we can provide a solution.

H:  I understand you still haven’t launched these products, that that’s just going underway. Have you had any orders yet? Any interest?

B:  Yeah, so we’ve publicly talked about a number of very large Fortune 100 and Fortune 500 companies that we’ve partnered with – companies like Caterpillar, and Delta Airlines, companies in the automobile sector, others in the aviation sector, construction industry. And we have around 7,000 units that we’ve been in discussion with, with those marquee lighthouse customers. We don’t talk about it being backlogged because it’s not contractually committed yet, but certainly just a handful of customers are already talking to us about some fairly significant orders.

H:  Very exciting, what else is on the docket for the rest of the next few months or so?

B:  Well getting the merger completed obviously is one big thing. On the exoskeleton front, getting our beta units completed and by the end of the year having them out in the field trialing with customers. We have previously had our alpha units last year in the field, so now we’re looking forward to taking all of the learnings from the alpha units, building them into the beta units and getting those into our customers’ hands by the end of this year.

H:  I’m so excited to continue following this story. Ben, good to meet you, thanks a lot.

B:  Christine, thanks for your time, I appreciate it.

Robot reality: Tesla faces tough task with humanoid robot

by Dan O'Shea |

Aug 29, 2021 1:00pm

A humanoid robot like the Tesla Bot isn't a new idea. Sarcos Robotics pursued the concept long before it worked on robotic exoskeletons.

Tesla CEO Elon Musk recently said his company plans to build a humanoid robot, leveraging its learnings from developing AI-based self-navigation for autonomous vehicles. As a way of explaining why this might be a natural move for Tesla, Musk declared that his firm is “arguably the world’s biggest robotics company.”

That may come as a surprise to observers that thought Tesla was a car company, but Ben Wolff, chairman and CEO of Sarcos Robotics, a robotics company that has been around since the 1980s, thinks Musk is right.

“I think Elon Musk is miraculous when it comes to identifying opportunities, and I think he’s spot on about Tesla being a robotics company,” Wolff said.

Sarcos is well aware of the challenges Tesla might face because Sarcos worked on creating humanoid robots for a time back in the 1990s. “The intelligence and the algorithms that were necessary to create a humanoid robot were not there yet,” Wolff said, but he added that there are other challenges to creating the type of robot Tesla talked about.

For the last several years, Sarcos has been focused on developing robotic exoskeletons, such as its Guardian XO, and robots that can be controlled by human users (It also has received some attention for developing exoskeleton “Iron Man suits” for the U.S. military.) “Tesla is talking about a humanoid robot operated by artificial intelligence,” Wolff said. “Our exoskeleton is in effect a humanoid robot operated by human intelligence.”

Sarcos last week demonstrated its work in this arena with its first field demonstrations of its Guardian XT robot, which is essentially the top half of its XO exoskeleton controlled remotely by a human operator. In the long-term future, Sarcos does plan to have an AI platform it can overlay on its robots to relieve humans of some of the control capabilities. “We do have a plan to make these machines smarter over time,” Wolff said.

While Wolff agrees with Musk that there are some underlying similarities between autonomous vehicles and other types of robotic systems, and that some technology can be carried over, self-navigating humanoid robots with some artificial intelligence would have many more variables to contend with than autonomous vehicles do.

“With self-driving cars you can program them with algorithms to follow the rules of the road, and what to do in given situations,” he said. “There’s a constrained set of variables. With a humanoid robot there are many more variables. It needs to sense literally billions of data points and be able to respond to those in real time. For that you need massive compute power, and it would require massive power consumption. How do you power something like this?”

Tesla also will need to confront a question that persistently has hounded other robotics companies over the years: To what degree will robots displace humans in the workforce?

In unveiling plans for the Tesla Bot, Musk appeared to envision a humanoid robot that would need enough intelligence to self-navigate, but ultimately would be aimed at repetitive and tedious tasks -- perhaps helping to build Tesla cars on the assembly line or carrying bags for human owners. Much about Tesla’s plan remains vague, but Musk positioned the robot as assisting humans.

Yet, in the current moment, the old question about robots displacing humans may be less controversial than it once was. Wolff pointed out that there aren’t enough workers for many job segments, and that “in the future there will be some robots that are well-suited to replace humans in the workforce, and some robots that are well-suited to augment what humans are doing.”

Robotic avatar may see commercialization soon

Robotics development is one thing. Can strength-multiplying robots win over the market?

By Greg Nichols for Robotics | August 27, 2021 -- 11:00 GMT (04:00 PDT) | Topic: Robotics

Sarcos

Elon may be talking about robots, but commercialization of next-gen robotic systems that will actually find a foothold in the real world is closer than many would have expected just a few years ago. Sarcos Robotics ("Sarcos"), a veteran in the robotics sector and an important bellwether, has just concluded real-world use cases of its upper-body avatar, the Guardian XT highly dexterous mobile robotic system.

The Guardian XT is an upper-body variant of the company's robotic exoskeleton, the Guardian XO full-body, battery-powered industrial exoskeleton. Exoskeleton technology has come along before, but the use cases have been predominantly medical. Commercial human strength augmentation -- which many very rudimentary machines allow for in the hands of users but which still exists largely in the realm of sci fi when it comes to robotics -- could transform industries such as construction and manufacturing.

Sarcos has been working on these systems for years and is poised to become the first company to bring robotics to the job site for human augmentation. That's a big deal because it could change how workers operate across several sectors. When forklifts and cranes are replaced by humans in exoskeleton suits or operating teleoperated robots, efficiencies will balloon.

For the recent field demonstrations, Sarcos worked with a leading electric utility construction services company. Demonstrated activities included successfully conducting at-height tree trimming operations around active powerlines to showcase the Guardian XT's ability to reduce occurrences of powerline-related fatalities and injuries. Sarcos worked with sustainable materials science company to conduct nondestructive testing (NDT) and inspections of at-height, in-process pipes at a chemical plant with the goal of improving inspection efficiency and reducing potentially life-altering injuries. Finally, Sarcos teamed up with a multi-national oil and gas industry company to conduct field construction activities.

"These first successful product demonstrations to potential customers utilizing the Guardian XT industrial robotic avatar system in the field are a major achievement for Sarcos as we prepare for commercialization by the end of next year," said Ben Wolff, Chairman and Chief Executive Officer of Sarcos. "We look forward to continuing the dialogue with these initial partners and obtaining their feedback in order to deliver best-in-class robotics solutions that increase productivity while eliminating the need for their employees to operate in dangerous environments."

This is all good news for industries that are prone to some of the highest workplace injury rates in the world. Overexertion and falls are among the most common workplace injuries, ranking third and fourth respectively according to the 2019 Liberty Mutual Workplace Safety Index. The increasing versatility of strength-multiplying robots suggests a future where man-machine hybrids work more efficiently and safer.

Sarcos became a publicly listed company in April through a merger transaction with Rotor Acquisition Corp, a publicly-traded special purpose acquisition company. The Guardian XT, which is expected to be commercially available by the end of 2022 and will integrate Sarcos' SenSuit wearable controller, is set to play a key role in the company's growth plans.

Sarcos touts field demos of Guardian XT robot

by Dan O'Shea |

Aug 26, 2021 6:35pm

The Guardian XT robotic system is built for execution of difficult, precise tasks, not repetitive ones. (Sarcos Robotics)

Sarcos Robotics announced Thursday that it completed three successful field demonstrations of real-world industrial use cases for its Guardian XT mobile robotic system, the upper-body portion of the company’s Guardian XO industrial exoskeleton, which Sarcos is aiming to make commercially available by the end of next year.

These field demonstrations were conducted both in the Pacific Northwest and in Southern regions of the U.S. In one demonstration Sarcos worked with an electric utility construction services company to successfully conduct at-height tree trimming operations around active power lines. The demonstration showed how the Guardian XT could be used to improve work safety and potentially reduce occurrences of powerline-related fatalities and injuries, the company said in a press release.

Another successful field demonstration involved a multi-national, sustainable materials science company. The Guardian XT in this case was used to conduct “nondestructive testing and inspections of at-height, in-process pipes at a chemical plant with the goal of improving inspection efficiency while reducing potentially life-altering injuries and events associated with at-height work,” Sarcos stated.

In the third field demonstration, a multi-national oil and gas industry company used the robotic system in field construction activities.

Sarcos Chairman and CEO Ben Wolff told Fierce Electronics, “Field demonstrations are very important as far as getting things into customers’ hands. This was our first big proof point for the Guardian XT.”

Wolff described the field demonstrations as “alpha trials” of its system that gave the company confidence to move ahead with the design and production of Guardian XT systems that can be deployed in future beta trials. He said the company remains on course for commercial availability by the end of 2022, at which point it will operate on a “robots-as-a-service model,” under which it would produce many more Guardian XT systems and lease them to customers for their individual use cases in industries such as aerospace, automotive, aviation, construction, defense, industrial manufacturing, maritime, and oil and gas.

Sarcos also is advancing its SenSuit wearable robot controller, which was announced and demonstrated earlier this year, and can be worn by human workers to allow them to remotely teleoperate the Guardian XT. robotic system, which then mimics the SenSuit wearer’s actions.

Thursday's news from Sarcos came one week after Tesla announced it is developing a full-scale humanoid robot with self-navigating capabilities that are used in Tesla vehicles, and that could be deployed for repetitive tasks. Wolff said Sarcos is instead focusing on making robots for tasks that not repetitive, and that require precise execution.

Sarcos is getting closer to becoming a publicly-listed company through a merger transaction with Rotor Acquisition Corp., a publicly-traded special purpose acquisition (SPAC) company. The transaction is expected to close in the current quarter. “When the SPAC market heated up last year we got approached, and the deal will give us the capital we need to hit our expansion targets,” Wolff said. “By 2026 we have a goal of having a fleet of more than 40,000 robots.”

Innovation snakes its way into the core of nuclear culture

19 August 2021

Duke Energy explains how it is embracing innovation by using drones, robots and virtual reality to improve worker safety and plant reliability.

IT DOESN’T HAVE THE RING of ‘ready, set, go’ or ‘lights, camera, action’. But ‘batteries charged, motor functions validated, cameras online’, sounds like innovation in the Duke Energy nuclear fleet.

After working through those quick steps, the Sarcos Guardian® S remote visual inspection and surveillance robot is ready for action. Whether it is needed to squeeze into small spaces like trenches or pipes, climb I-beams or other steel equipment or inspect ‘hard to access’ areas, this snake-like robot, affectionately named L-Mo (short for Linear Motorised Observer), carries sensors and payloads of up to 10lb to provide real-time detection and visual information while keeping team members out of harm’s way.

The Guardian® S robot was recently used to perform a drainpipe inspection. The live feed captured by the Guardian S via its six 4K cameras allowed employees to inspect coatings and monitor material conditions along the 1000ft length of pipe. At the same time it marked the location of any areas of note along the way with its on- board odometer — all without employees having to stoop over or crawl through the pipe to collect the data.

This project will go down as a ‘win,’ increasing safety while reducing the time and resources needed. “Using the Guardian S robot is a safer, more efficient way to perform inspections in many work activities at our nuclear stations,” says Kevin Martin, nuclear maintenance supervisor at McGuire nuclear station.

“We developed the Guardian S robot with the goal of reducing the need to send human workers into certain spaces or environments unnecessarily,” says Kristi Martindale, chief product and marketing officer, Sarcos Robotics. “Our team is proud of this collaborative effort with Duke Energy and pleased to know the robot was able to create an even safer work environment. We look forward to continuing our relationship and identifying new ways the Guardian S robot can support Duke Energy’s workforce.”

Innovation is not just about a great idea; it requires proper implementation to adopt innovative tools and sustain use of the tool once implementation and training are complete. Jim Louy, Duke Energy nuclear director and Guardian S team lead, says he is, “looking forward to it being second nature to pull the robot off the shelf for specific tasks.” He likens it to the previous conscious decision to put on a seatbelt: “Now we automatically put it on without thinking about it as a safety device,” he says.

The team is optimistic there will be more ways to use this tool in the future.

The great thing about innovation is that it never stops.Creating a true culture of innovation, as Duke Energy is doing throughout its nuclear fleet, means embracing change. That is easier said than done. What does it look like to embrace innovation in nuclear energy?

Ownership and adoption increase when team members are empowered to help create innovative tools and they provide feedback along the way, instead of being asked to use finished products. It is imperative to innovate, but we have to implement those innovations and embrace them.

The Guardian S robot is not the only new tool in the Duke Energy toolbelt. Duke Energy’s nuclear fleet is home to an innovation and transformation team that researches, develops, tests and launches tools, applications, programs and ideas. Since its creation, the Fleet Innovation and Transformation Team has created and implemented an evolving suite of apps and programs that have improved efficiency and enabled maintenance technicians to prepare for work anytime, anywhere. These digital solutions are effective because they provide users with streamlined systems in a mobile environment. For example, the tool designed specifically for the planning team has reduced the time it takes to create a work order task by an average of 40 minutes.

The introduction of the drone programme provided an additional way for nuclear workers to perform tasks more safely.

Duke Energy nuclear workers are using indoor drones to perform inspections in confined spaces.

Normally, at least two workers are sent into a confined space to perform an inspection. By deploying an indoor drone, a trained pilot can use its high-definition infrared camera to capture the necessary footage down to the very last bolt, and send it back to teammates for review. The inspection can be completed without requiring multiple workers to enter difficult to navigate areas, increasing safety and efficiency.

Whether it is utilising digital tools and analytics to help nuclear plants run more efficiently and safely than ever for customers or using drones, robots, and virtual reality to improve worker safety and plant reliability, the nuclear team consistently looks for additional ways to ensure it is available to provide baseload, carbon-free capacity.

Duke Energy released aggressive climate goals in 2020 that emphasise innovation. No matter the scale, it is a cultural imperative to continue finding innovative ways to generate clean electricity. Brian Marrow, director of nuclear innovation puts it this way, “Innovation isn’t a one-time thing, it’s constant improvement. Some might say an evolution.”

Sarcos Robotics, T-Mobile partnership enables real-time control over 5G

By Mike Oitzman | August 5, 2021

The Guardian XT robot can now be controlled in real time over a 5G connection. | Image credit: Sarcos

Sarcos Robotics (Sarcos) and T-Mobile (NASDAQ: TMUS)  today announced a collaboration to integrate T-Mobile 5G into the Sarcos Guardian XT highly dexterous mobile industrial robot. The Guardian XT robot is a remote-controlled robotic system designed to help humans safely work in hazardous conditions, performing tasks such as lifting heavy materials or using power tools at significant heights. With T-Mobile 5G integration, the companies aim to improve performance and response time for remote operations, so the robots can perform tasks more quickly and more in tune with their operator’s movements.

The Guardian XT robotic system is an upper-body variant of the award-winning Sarcos Guardian XO full-body, battery-powered industrial exoskeleton. It is platform-agnostic and can be mounted to a variety of mobile bases to access hard-to-reach or elevated areas and applies to many industries, including aerospace, automotive, aviation, construction, defense, industrial manufacturing, maritime, and oil and gas. Both the Guardian XO and the Guardian XT robots are expected to be commercially available by the end of 2022.

T-Mobile 5G to Power Remote Viewing and Teleoperation

The T-Mobile and Sarcos collaboration begins with the integration of 5G to develop a remote viewing system powered by T-Mobile’s high bandwidth, low latency 5G network. This enables workers, supervisors, outside experts, and others, whether they are based locally or remote, to watch tasks being performed by the robot as it is controlled by an operator in the field. The second phase of development is expected to include full T-Mobile 5G wireless network integration, allowing teleoperation of the Guardian XT robot over 5G, giving operators greater flexibility and increasing their safety by enabling them to perform tasks from a distance.

The Guardian XT robot is a remote-controlled robotic system designed to help humans safely work in hazardous conditions. | Image credit: Sarcos

“We are proud to collaborate with T-Mobile and we’ve made great progress leveraging their 5G network to enable the remote viewing management system,” said Scott Hopper, Executive Vice President of Corporate and Business Development, Sarcos Robotics. “This is a significant first step and we’re eager to continue the development toward full 5G wireless connectivity that will unlock a variety of new capabilities, including remote teleoperation, as we prepare for commercial availability.”

“The Sarcos Guardian XT robot requires a highly reliable, low latency 5G network that its human operators can count on,” said John Saw, EVP of Advanced & Emerging Technologies at T-Mobile. “5G was designed from the ground up for industrial applications such as this and we cannot wait to further collaborate with Sarcos as they develop the next big thing in industrial robotics.”

On April 6, 2021, Sarcos announced that it will become publicly listed through a merger transaction with Rotor Acquisition Corp. (NYSE: ROT.U, ROT, and ROT WS) (“Rotor”), a publicly-traded special purpose acquisition company. The transaction is expected to close in the third quarter of 2021, at which point the combined company’s common stock is expected to trade on Nasdaq under the ticker symbol STRC.

Takeaways

This announcement is one of the first formal partnerships between a robotics company and a 5G provider that enables remote control via cellular 5G connection. The communication speeds and low latency of 5G enable a stable, high speed connection for devices like the Sarcos Guardian XT. As 5G networks continue to be built out, more applications for 5G will arise to support the connectivity of industrial and service automation applications.

Some autonomous mobile robot providers are starting to look at 5G as a option to WiFi connectivity enabling the connection between AMRs and supervisory or fleet management solutions. Likewise, several manufacturers of AMRs are also looking at 5G connectivity to support remote diagnostic and troubleshooting data exchange with the manufacturer.

ABOUT THE AUTHOR

Mike Oitzman

Mike Oitzman is Editor of WTWH's Robotics Group and founder of the Mobile Robot Guide. Oitzman is a robotics industry veteran with 25-plus years of experience at various high-tech companies in the roles of marketing, sales and product management. He can be reached at moitzman@wtwhmedia.com.

Additional Information

In connection with the potential business combination (the “Potential Business Combination”) between Rotor Acquisition Corp. (“Rotor”) and Sarcos Corp. (“Sarcos”), Rotor has filed with the U.S. Securities and Exchange Commission (“SEC”) a definitive proxy statement on August 6, 2021 (as further supplemented by the supplement to the definitive proxy statement filed on August 30, 2021, the “proxy statement”). This communication does not contain all the information that should be considered concerning the Potential Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Potential Business Combination. Rotor’s shareholders and other interested persons are advised to read the proxy statement and other documents filed in connection with the Potential Business Combination, as these materials will contain important information about Rotor, Sarcos and the Potential Business Combination.  The proxy statement and other relevant materials for the Potential Business Combination were mailed to shareholders of Rotor as of August 2, 2021, the record date established for voting on the Potential Business Combination. Shareholders will also be able to obtain copies of the proxy statement and other documents filed with the SEC, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Rotor Acquisition Corp. 405 Lexington Avenue, New York, New York 10174.

No Offer or Solicitation

Nothing herein constitutes an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

Rotor and its directors and executive officers may be deemed participants in the solicitation of proxies from Rotor’s shareholders with respect to the Potential Business Combination. A list of the names of those directors and executive officers and a description of their interests in Rotor is contained in the proxy statement, and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Rotor Acquisition Corp. 405 Lexington Avenue,  New York, New York 10174. Additional information regarding the interests of such participants is contained in the proxy statement.

Sarcos and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Rotor in connection with the Potential Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Potential Business Combination are included in the proxy statement.

Forward-Looking Statements

All statements in this communication other than statements of historical fact, including, but not limited to, statements regarding Sarcos’ future operating results, financial position, business strategy, addressable market, anticipated benefits of its technologies, and plans and objectives for future operations and offerings are “forward-looking statements” and can often be identified by the use of terminology such as “may,” “will,” “estimate,” “intend,” “continue,” “believe,” “expect,” “anticipate,” “should,” “could,” “potential,” “projection,” “forecast,” “plan,” “trend,” “assumption,” “opportunity,” “predict,” “seek,” “target,” or similar terminology, although not all forward-looking statements contain these identifying terms. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share, expectations and timing related to commercial product launches, potential benefits of the transaction and the potential success of Sarcos’ strategy, and expectations related to the terms and timing of the transaction. These forward-looking statements are based upon Sarcos management’s current expectations, assumptions and estimates as of the date of this communication and are not guarantees of future results or the timing thereof. These forward-looking statements are provided for illustrative purposes only and are not intended to serve, and must not be relied on by any investor, as a guarantee, assurance, prediction or definitive statement of fact or probability. Actual results may differ materially from those contemplated in these statements due to a variety of risks and uncertainties, including, but not limited to, risks and uncertainties related to the inability of the parties to successfully or timely consummate the Potential Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Potential Business Combination, and the failure to realize the anticipated benefits of the Potential Business Combination; Sarcos’ ability to execute on its business strategy, ability to attract and retain customers, ability to develop new products and services and enhance existing products and services, ability to respond rapidly to emerging technology trends, ability to compete effectively and ability to manage growth; the duration and global impact of COVID-19; the number of redemption requests made by Rotor’s public stockholders and the ability of Rotor or the combined company to issue equity or equity-linked securities in connection with the Potential Business Combination or in the future; other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the proxy statement and other documents of Rotor filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Rotor nor Sarcos presently know of that Rotor and Sarcos currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Rotor’s and Sarcos’ expectations, plans or forecasts of future events and views as of the date of this communication. Rotor and Sarcos anticipate that subsequent events and developments will cause Rotor’s and Sarcos’ assessments to change.